EXHIBIT 99.1

Qiao Xing Universal’s Subsidiary, CEC Telecom Co., Ltd., Ready for the 3G Era with its First Model of 3G Mobile Phone Handset

Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its subsidiary, CEC Telecom Co., Ltd. (“CECT”), had successfully developed its first model of 3G mobile phone handset of the WCDMA standard with its own technology.

Mr. Wu Zhi Yang, CEO of CECT and Vice-Chairman of XING, said, “This model of 3G mobile phone developed by CECT is a fair match for others existing in the world market in terms of functions and features, including MMS, TV viewing and MP3. In addition to WCDMA, CECT is also keen about the TD-SCDMA standard. Models geared to this Chinese home-grown standard are currently under development.”

“We distinguish ourselves among licensed local Chinese mobile phone handset manufacturers by our superior R&D capabilities, which we develop as a core competitive strength. In the 2G and 2.5G eras, CECT was the first to launch Smartphones and mini PDA mobile phone handsets in China. In 2004, the ‘CECT’ brand was rated in a public poll sponsored by China Electronics Newspaper and Sohu.com among the Most Trustworthy Brands of GSM mobile phone handsets. As early as two years ago, CECT started to make arrangements for the R&D of 3G handsets. Now with this recent success in our R&D efforts, we join an exclusive club of 3G ready local Chinese mobile phone manufacturers at the forefront of handset technology.” Mr. Wu continued.

“In China, the 3G operating licenses are expected to be distributed in the middle of next year. The market is huge and the stake is high. It is estimated that by 2008, the number of 3G mobile phone users would be as high as 200 million. For the different players in the value chain in the mobile phone industry, a formidable battle lies ahead. The 3G era presents an opportunity for those who are prepared. We, in full readiness, look forward to this chance to measure ourselves against our competitors, local ones in particular. When we emerge winner, this will bring us closer to our goal of being ranked among the leading local Chinese mobile phone handset manufacturers.” Mr. Wu concluded.

About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE   Qiao Xing Universal Telephone, Inc.

CONTACT:     Rick   Xiao   of   Qiao   Xing   Universal   Telephone,   +86-752-282-0268,   or
rickxiao@qiaoxing.com /
       /Web Site:   http://www.cosun-xing.com /